Filed by Metals Acquisition Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metals Acquisition Corp

Commission File Number: 001-40685

Date: March 15, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary shares, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MTAL WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Loan Note Subscription Agreement

On March 10, 2023, Metals Acquisition Corp. (Australia) Pty Ltd (“MAC-Sub”), a wholly owned subsidiary of Metals Acquisition Corp (“MAC”), and Metals Acquisition Limited (“MAC Limited”) (which will merge with and into MAC and be the surviving entity (“New MAC”) following the Business Combination (defined below)), as guarantors, entered into a mezzanine debt facility loan note subscription agreement (the “Mezz Facility”) with Sprott Private Resource Lending II (Collector-2), LP, (the “Lender”) and Sprott Resource Lending Corp., as agent and security trustee for the Lender, to provide a mezzanine loan facility to finance, in part, MAC-Sub’s acquisition of the shares of Cobar Management Pty. Limited (“CMPL” a wholly owned subsidiary of Glencore Operations Australia Pty Limited (“Glencore”)) and, therefore, CMPL’s interest in the Cornish, Scottish and Australian mine (“CSA Mine”) (the “Business Combination”) for total consideration up to $1.1 billion, consisting of $775 million up front cash consideration (with the potential to be scaled up to $875 million depending on equity demand) to Glencore, plus MAC Limited issuing up to 10,000,000 of its ordinary shares, par value $0.0001 per share (“New MAC Ordinary Shares”), to Glencore (with Glencore having the option to scale down to none subject to MAC raising sufficient equity), plus paying a $75,000,000 deferred cash payment to Glencore tied to a future equity raise undertaken by MAC Limited following completion, plus two separate $75,000,000 contingent payments to Glencore tied to future copper price thresholds, plus MAC-Sub entering into a net smelter royalty pursuant to which, the CMPL will pay to Glencore a royalty of 1.5% of all net smelter copper concentrate produced from the CSA Mine and associated approximately US$31 million worth of transaction costs (together, the “Business Combination Consideration”).

The Mezz Facility provides for, among other things, US$135,000,000 total funding available to MAC with a maturity of five (5) years from the closing of the Business Combination. The interest rate on the Mezz Facility will be paid on a quarterly basis and is calculated as the aggregate of (i) the Interest Rate Margin (outlined below), and (ii) the greater of the 3-month term SOFR rate or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the London Metal Exchange (“LME”). The variation in the copper price will determine the margin rate as well as the composition of interest payments (being either cash and/or capitalized to the principal (provided no event of default is continuing)) as described below:

LME Copper Price	Margin	Payment
<$3.40/lb	12.00%	100% capitalized / 0% Cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalized / 40% Cash
>$3.85/lb	8.00%	0% capitalized / 100% Cash

Under the Mezz Facility, any outstanding principal amount (together with all capitalized interest) is to be paid in full (i.e., bullet repayment) at the maturity date of the Mezz Facility. MAC-Sub is subject to standard and customary mandatory prepayment terms for a facility of this nature. MAC-Sub cannot make any voluntary pre-payments before the second anniversary of the term of the facility. After that time MAC-Sub may voluntarily prepay the whole facility amount only, subject to it also paying a prepayment premium of 4.00% for a prepayment during year 3 (noting that no prepayment premium is payable for voluntary prepayments thereafter).

The Mezz Facility will be secured against (i) all property, assets, undertaking and rights of CMPL including without limitation all property and assets comprising the CSA Mine, (ii) all property, assets, undertakings and rights of MAC, including all equity interests held directly by MAC in MAC-Sub, (iii) all property, assets, undertakings and rights of MAC-Sub, (iv) all property, assets, undertaking and rights of any other affiliates of MAC related to CMPL or the CSA Mine, and (v) all intercompany loans owing by CMPL, MAC-Sub, MAC or any MAC affiliate related to CMPL or the CSA Mine to each or to any affiliate of MAC, and (vi) any other property, asset, right or undertaking of MAC or is subsidiaries that is subject to a security granted to any lender under the three senior credit facilities pursuant to that certain Syndicated Facility Agreement, dated as of February 28, 2023, by and among MAC-Sub and the senior lenders party thereto (the “SFA”). The security under the Mezz Facility will be subordinated to encumbrances granted under the SFA. CMPL and MAC-Sub (and any other direct or indirect affiliates of MAC holding a direct or indirect interest in the CSA Mine assets) will also guarantee the obligations of MAC under the Mezz Facility.

Except as otherwise described above, the Mezz Facility is subject to substantially similar terms relating to conditions, representations and warranties, customary terms, covenants, conditions precedents, events of default and other provisions as the SFA governing the three senior credit facilities (as previously filed as Exhibit 10.1 to MAC’s Current Report on From 8-K filed on March 2, 2023).

The foregoing description of the Mezz Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Mezz Facility, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Subscription Agreement

On March 10, 2023, in connection with the Mezz Facility, New MAC, MAC, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP, (the “Warrant Subscriber”) entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Equity Subscriber has committed to purchase 1,500,000 New MAC Ordinary Shares (the “Subscribed Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, and subject to the consummation of the transactions contemplated thereby, the Warrant Subscriber will receive 3,187,500 warrants to purchase New MAC Ordinary Shares (the “New MAC Financing Warrants”) once the Mezz Facility begins. Each New MAC Financing Warrant will entitle the holder to purchase one New MAC Ordinary Share. The New MAC Financing Warrant documentation will contain customary anti-dilution clauses. The New MAC Financing Warrants will be fully transferrable and will last for the full term of the Mezz Facility with an exercise price of US$12.50 per share. Upon exercise, New MAC may either (i) cash-settle the New MAC Warrants, or (ii) direct the holder to offset the exercise price against the outstanding principal amount of the facility. New MAC may elect to accelerate the exercise date for the New MAC Financing Warrants if New MAC Ordinary Shares are quoted on a recognized stock exchange as over two (2) times the exercise price for twenty (20) consecutive trading days.

The obligations to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Mezz Facility and the Business Combination Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above under the caption “Mezzanine Debt Facility Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 3.02	Unregistered Sale of Equity Securities.

The disclosure set forth above under the caption “Subscription Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Subscribed Shares and the New MAC Financing Warrants and the transactions contemplated by the Subscription Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector), LP., and Sprott Resource Lending Corp.
10.2	Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP and Sprott Private Resource Lending II (Collector-2), LP.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Metals Acquisition Corp

Date: March 15, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer